December 23, 2016

VIA EDGAR

Mr. Craig Arakawa

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter Dated December 14, 2016

Albany Molecular Research, Inc.

Form 10-K for the Year Ended December 31, 2015

Filed March 30, 2016

Form 8-K filed November 8, 2016

File No. 001-35622

Dear Mr. Arakawa:

Albany Molecular Research, Inc. (the “Company”) respectfully submits this letter in response to comments contained in your letter dated December 14, 2016 relating to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on March 30, 2016 and the Current Report on Form 8-K filed with the Commission on November 8, 2016. We have, for convenience, reproduced the Staff’s comments, followed by our responses.

Form 10-K for the Fiscal Year ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

1. Comment: We note significant increases in your cost of contract revenue, gross contract margin and selling, general and administrative expenses during the periods presented. Please expand your discussions in future filings to include the business reasons for the changes between periods in the cost of contract revenue, gross contract margin and selling, general and administrative expenses for each segment. Please also quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please provide us with your proposed disclosures. Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

Response: The Company acknowledges the Staff’s comment. In future filings, where appropriate, we will expand our discussion of contract revenue, gross contract margin and selling, general and administrative expenses to include the business reasons for the changes between periods in such expenses for each segment. In future filings, we will also quantify the incremental impact of each such business reason on the overall change in the line item. As an example, the Company’s disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations will be revised in future filings as presented below (please note this disclosure is presented for the year ended December 31, 2015, will be presented similarly for all required periods in our future filings, and only reflects disclosures that are the subject of the Staff’s comment).

Cost of Contract Revenue

Cost of contract revenue consists of compensation and associated fringe benefits for employees, chemicals, depreciation and other indirect project related costs. Cost of contract revenue for our DDS, API and DPM segments were as follows:

	Year Ended December 31,
	2015	2014	2013
	(in thousands)
DDS	$66,508	$60,101	$66,604
API	154,670	114,171	95,144
DPM	74,349	34,921	10,175
Total	$295,527	$209,193	$171,923
DDS Gross Contract Margin	26.1%	19.4%	14.0%
API Gross Contract Margin	24.5%	22.1%	24.4%
DPM Gross Contract Margin	17.3%	(17.9)%	(51.6)%
Total Gross Contract Margin	23.2%	16.6%	18.1%

DDS Cost of Contract Revenue increased from the year ended December 31, 2014 to the year ended December 31, 2015 by $6.4 million. There was an $8.2 million increase due to the acquisition of the SSCI business in February 2015, partially offset by a decrease in Discovery Services sales volume. Gross Contract Margin increased by 7 points from 2014 to 2015. Of such increase, a 4 point increase was due to the margins contributed by the SSCI business with the remaining growth resulting from improved cost efficiencies. We currently expect DDS contract margin for 2016 to improve over 2015 based on mix of contracted service activities.

DDS Cost of Contract Revenue decreased from the year ended December 31, 2013 to the year ended December 31, 2014 by $6.5 million. $3.3 million of the decrease was from decreased sales volume. Gross Contract Margin increased by 5 points from 2013 to 2014. The increase was due to improvements in the mix of contracts and services provided by the Development and Analytical businesses.

API Cost of Contract Revenue increased from the year ended December 31, 2014 to the year ended December 31, 2015 by $40.5 million. $35.6 million of the increase was due to the acquisition of Gadea in July 2015. Additionally, there was a $4.9 million increase attributable to higher sales volumes related to our existing AMRI facilities. Gross Contract Margin increased by 2 points from 2014 to 2015 based on product mix. We currently expect improvement in API contract margins for 2016 driven by an increase in capacity utilization at all of our large-scale facilities worldwide and a full year of Gadea operations.

API Cost of Contract Revenue increased from the year ended December 31, 2013 to the year ended December 31, 2014 by $19.0 million. $10.4 million of the increase was due to the acquisition of Cedarburg, WI in April 2014 and $8.7 million of the increase was attributable to increased demand at our existing manufacturing facilities. Gross Contract Margin decreased by 2 points from 2013 to 2014. This was due to changes in mix with more of the revenue being comprised of lower margin commercial sales.

DPM Cost of Contract Revenue increased from the year ended December 31, 2014 to the year ended December 31, 2015 by $39.4 million. $27.0 million of the increase was due to the full year of operations of our Albuquerque, NM facility, which we acquired in 2014. $8.7 million of the increase was due to the addition of the Glasgow, UK business, which was acquired in January 2015. Gross Contract Margin increased 35 points from 2014 to 2015. Of such increase, a 24 point increase was due to improved operational performance at our Burlington, MA facility, and 6 points of such increase were attributable to the Albuquerque, NM facility, following a business interruption which occurred in 2014. Additionally, 5 points of such increase were due to the mix of higher margins contributed by the Glasgow, UK business. We currently expect continued improvement in DPM contract margins for 2016 based on higher profitability in our Burlington, MA and Albuquerque, NM facilities due to improved cost efficiencies.

DPM Cost of Contract Revenue increased from the year ended December 31, 2013 to the year ended December 31, 2014 by $24.7 million. $3.6 million of the increase was due to the growth of the Burlington, MA facility, as the business returned to normal operations following the FDA lifting its previously issued warning letter in November 2013. $21.1 million of the increase was due to the acquisition of the Albuquerque, NM facility in July 2014. The Gross Contract Margin increased 34 points from 2013 to 2014. Of such increase, a 45 point increase was due to the Burlington, MA facility having a full year of operations after the lift of the FDA warning letter, partially offset by an 11 point decrease in the Albuquerque, NM facility as a result of a business interruption at the facility.

Selling, General and Administrative

Selling, general and administrative (“SG&A”) expenses consist of compensation and related fringe benefits for sales, marketing, operational and administrative employees, professional service fees, marketing costs and costs related to facilities and information services. SG&A expenses were as follows:

Year Ended December 31,
2015	2014	2013
(in thousands)
$77,394	$48,897	$42,256

SG&A expenses for the year ended December 31, 2015 increased by $28.5 million compared to the same period in 2014. This increase was partially due to $10.5 million of employee compensation and operating costs related to expanded corporate supporting functions associated with the Company’s growth, both organically and through acquisitions. The increase was also attributed to the Company’s three business acquisitions during 2015, which collectively contributed $7.7 million of SG&A expense. Also contributing to the increase was $2.0 million of business acquisition costs and $1.8 million of amortization of identifiable intangible assets resulting from the acquired businesses. We currently expect SG&A expenses for full year 2016 to increase due to a full year of operations at the facilities we acquired in 2015. In addition, as our business grows, we are making investments in key supporting functions such as corporate quality and compliance, procurement and finance, as well as in training and developing our employees. We expect SG&A to remain relatively consistent as a percentage of revenue in 2016 when compared to 2015.

SG&A expenses for the year ended December 31, 2014 increased compared to 2013 by $6.6 million. This increase was primarily due to the Company’s two business acquisitions in 2014, which collectively contributed $3.2 million of SG&A expense during 2014, and an intangible asset impairment charge of $2.4 million related to the DDS segment.

Liquidity and Capital Resources, page 34

2. Comment: We note significant fluctuations in cash provided by operating activities during the periods presented. Please revise your discussions in future filings to include a robust discussion describing and quantifying the specific effect of the significant drivers that contributed to the material changes in your operating cash flows for the periods presented. The disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows and the impact of acquisitions. Please provide us with your proposed disclosures. See guidance in Section IV.B.1 of SEC Release 33-8350.

Response: The Company acknowledges the Staff’s comment. In future filings, where appropriate, we will include a robust discussion describing and quantifying the specific effect of the significant drivers that contributed to the material changes in our operating cash flows for the periods presented, along with a discussion of the underlying reasons for changes in working capital items that affect operating cash flows and the impact of acquisitions, where applicable. As an example, the Company’s disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations will be revised in future filings as presented below (please note this disclosure is presented for the year ended December 31, 2015, will be presented similarly for all required periods in our future filings, and only reflects disclosures that are the subject of the Staff’s comment).

Liquidity and Capital Resources

We have historically funded our business through operating cash flows and proceeds from borrowings. As of December 31, 2015, we had $52.3 million in cash, cash equivalents, and restricted cash and $421.8 million in bank and other related debt (at face value).

Operating Cash Flows

Net cash provided by operating activities of $39.6 million for the year ended December 31, 2015 reflected a net loss of $(2.3) million and adjustments for non-cash items of $42.5 million. These were offset by cash used by changes in operating assets and liabilities of $0.6 million.

Net cash provided by operating activities of $1.9 million for the year ended December 31, 2014 reflected a net loss of $(3.3) million and adjustments for non-cash items of $33.8 million. These were offset by cash used by changes in operating assets and liabilities of $28.6 million.

Net cash provided by operating activities of $28.2 million for the year ended December 31, 2013 reflected net income of $11.8 million and adjustments for non-cash items of $20.7 million. These were offset by cash used by changes in operating assets and liabilities of $4.3 million.

2015 compared to 2014

Net (loss) income, adjusted for non-cash items, of $40.2 million in 2015 decreased from $30.5 million in 2014 primarily due to the following:

-	an increase in contract margin of $52.4 million due to the acquisitions of SSCI, Glasgow, and Gadea, cost reduction initiatives and facility optimization in our DDS business, and increased profitability at our Burlington, MA and Albuquerque, NM facilities;
-	a decrease in royalty income, net of technology incentive compensation of $7.2 million due to the expiration of the patents underlying the Allegra royalties in the second quarter of 2015;
-	an increase in R&D expenses of $4.1 million due to development efforts on new APIs and investments in developing generic API and drug products with third party partners;
-	an increase in SG&A expenses of $22.5 million due to incremental SG&A expenses from businesses acquired in 2014 and 2015 and merger and acquisition related costs; and
-	an increase in interest expense of $6.6 million due to increased levels of outstanding debt used to finance our 2014 and 2015 acquisitions.

Cash used by changes in operating assets and liabilities of $0.6 million in 2015 decreased from $28.6 million in 2014 primarily due to the following:

-	cash inflows from the net liquidation of inventory of $7.7 million in 2015, due primarily to the net liquidation of acquired inventory balances at Gadea, compared to cash outflows from the net acquisition and production of inventory (excluding acquired inventory balances) of $8.0 million in 2014, due primarily to the build of API inventory in 2014 to support increased demand in 2015; and
-	other significant working capital fluctuations including increases in accounts payable, accrued compensation, and accrued expenses of $6.8 million in 2015, compared to cash outflows related to decreases in these items of $4.9 million in 2014. The balances of accounts payable and accrued expenses fluctuated primarily due to the timing of payments in both 2014 and 2015. The increase in accrued compensation in 2015 is due primarily to incentive compensation.

2014 compared to 2013

Net (loss) income, adjusted for non-cash items, of $30.5 million in 2014 decreased from 2013 $32.5 million in 2013 primarily due to the following:

-	Contract margin increased by $5.1 million due to the acquisition of Cedarburg and cost reduction initiatives and facility optimization in our DDS business, partially offset by business interruption charges at our Albuquerque, NM facility.
-	Royalty income, net of technology incentive compensation, decreased $9.6 million due to the introduction of generic fexofenadine in Japan, a less severe allergy season in Japan, and the impact of Allegra patent expirations that began in late 2013.
-	SG&A expenses increased $3.9 million due to incremental SG&A expenses from businesses acquired in 2014 and merger and acquisition related costs.
-	Restructuring expenses decreased $3.6 million due to the closure of the Bothell, WA and Budapest, Hungary facilities in 2013.
-	Interest expense increased $2.9 million due to increased levels of outstanding debt used to finance our 2014 acquisitions.
-	Income tax expense decreased $7.9 million due to reduced pre-tax income in the U.S.

Cash used by changes in operating assets and liabilities of $28.6 million in 2014 increased from $4.3 million in 2013 primarily due to the following:

-	Decreases in accounts payable, accrued compensation, and accrued expenses were $4.9 million in 2014, compared to cash inflows related to increases in these items of $7.7 million in 2013. The balances of accounts payable and accrued expenses fluctuated primarily due to the timing of payments in both 2013 and 2014. The decrease in accrued compensation in 2014 is due primarily to the payment of incentive compensation accrued in 2013.
-	Other significant working capital fluctuations including decreases in income taxes payable of $5.8 million in 2014, compared to cash inflows related to increases in this item of $4.5 million in 2013. The increase in income taxes payable balances during 2013 was due to the accrual of tax expense on increased taxable income in the U.S. The decrease in income taxes payable during 2014 was due to the payment of tax expense accrued in 2013, with no corresponding accruals for the 2014 tax year due to reduced taxable income in the U.S.

Form 8-K filed November 8, 2016

Exhibit 99.1

Table 2 – Condensed Consolidated Statements of Operations and Reconciliation of Non-GAAP Adjustments.

3. Comment: We note that you have presented alternative income statements which exclude certain items recorded in your GAAP-basis Statements of Income. These full non-GAAP income statements appear to attach undue prominence to non-GAAP information and do not appear to be consistent with Regulation G. Please confirm that in future filings you will remove such presentation or tell us why you believe it is appropriate. For additional guidance refer to Question 102.10 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures. As an alternative, you may present a non-GAAP performance measure reconciled to the most comparable measure calculated in accordance with GAAP.

Response: The Company acknowledges the Staff’s comment. In future filings, we will revise our presentation of non-GAAP financial measures, consistent with the guidance provided in the Answer to Question 102.10 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures. As an example, the Company expects the future non-GAAP financial measures will be as presented below (please note that the disclosure is presented for the three and nine months ended September 30, 2016, will be presented for all required periods in our future filings, and only reflects the non-GAAP performance measures information that is the subject to the Staff’s comment):

Table 2: Reconciliation of non-GAAP measures for the three and nine months ended September 30, 2016 and 2015

(Dollars in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015

Consolidated Net (loss) income, as reported	$(23,425)	$(4,170)	$(54,760)	$(4,086)
Share-based compensation expense	1,750	1,796	6,364	4,806
Acquisition accounting inventory adjustments	12,923	3,132	19,581	3,126
Acquisition accounting depreciation and amortization	7,342	1,829	12,154	4,724
P&E impairment associated with site closure	-	540	-	3,155
Intellectual property impairment	-	-	201	-
Income tax effects of Non-GAAP adjustments	(8,746)	(4,105)	(10,267)	(8,605)
Non-recurring income tax adjustments	-	-	8,467	-
Non-cash interst and amortization charges	5,331	2,694	10,905	6,220
Foreign exchange loss on business acquisition	779	-	7,180	-
Gain on sale of Syracuse facility	-	-	(158)	-
Insurance recovery	-	-	-	(600)
Restructuring and other charges	2,967	709	6,094	3,828
Business acquistion costs	6,775	1,630	12,255	3,302
Executive transition charges	-	469	7	1,405
ERP implementation costs	1,544	467	3,649	765
Non-recurring professional fees	-	115	600	826
Non-GAAP Net (loss) income	$7,240	$5,106	$22,272	$18,866

Consolidated Basic (loss) earnings per share, as reported	$(0.57)	$(0.12)	$(1.48)	$(0.12)
Effects of Non-GAAP adjustments	0.75	0.27	2.08	0.70
Non-GAAP Basic (loss) earnings per share	$0.18	$0.15	$0.60	$0.58

Consolidated Diluted (loss) earnings per share, as reported	$(0.57)	$(0.12)	$(1.48)	$(0.12)
Effects of Non-GAAP adjustments	0.74	0.26	2.07	0.68
Non-GAAP Diluted (loss) earnings per share	$0.17	$0.14	$0.59	$0.56

Consolidated Cost of Contract Revenue, as reported	$123,486	$80,204	$285,063	$203,011
Share-based compensation expense	(217)	(246)	(920)	(723)
Acquisition accounting inventory adjustments	(12,923)	(3,132)	(19,581)	(3,126)
Acquisition accounting depreciation and amortization	(4,199)	(521)	(5,509)	(2,001)
Non-GAAP Cost of Contract Revenue	$106,147	$76,305	$259,053	$197,161

Consolidated Research and Development, as reported	$4,642	$1,903	$11,289	$2,778
Acquisition accounting depreciation and amortization	(109)	(2)	(109)	(2)
Non-GAAP Research and deveopment	$4,533	$1,901	$11,180	$2,776

Consolidated Selling, general and administrative, as reported	$37,304	$21,219	$89,828	$55,211
Acquisition accounting depreciation and amortization	(3,034)	(1,306)	(6,536)	(2,721)
Share based compensation expense	(1,533)	(1,550)	(5,444)	(4,083)
Business acquistion costs	(6,775)	(1,630)	(12,255)	(3,302)
Executive transition charges	-	(469)	(7)	(1,405)
ERP implementation costs	(1,544)	(467)	(3,649)	(765)
Non-recurring professional fees	-	(115)	(600)	(826)
Non-GAAP Selling, general and administrative	$24,418	$15,682	$61,337	$42,109

Consolidated Interest expense, as reported	$(12,714)	$(6,318)	$(26,914)	$(12,532)
Non-cash interst and amortization charges	5,331	2,694	10,905	6,220
Non-GAAP Interest expense	$(7,383)	$(3,624)	$(16,009)	$(6,312)

Consolidated Other (expense) income, as reported	$(549)	$798	$(7,207)	$1,901
Foreign exchange loss on business acquisition	779	-	7,180	-
Gain on sale of Syracuse facility	-	-	(158)	-
Insurance recovery	-	-	-	(600)
Non-GAAP Other (expense) income	$230	$798	$(185)	$1,301

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I hope that the foregoing has been responsive to your comments. If you should have any questions about this letter or require any further information, please call me at (781) 672-4549.

Sincerely,

/s/ Felicia I. Ladin

Felicia I. Ladin

Senior Vice President, Chief Financial Officer and Treasurer